Mail Stop 4561   June 4, 2008

Carl G. Verboncoeur, Chief Executive Officer
Rydex Investments
9601 Blackwell Road
Suite 500
Rockville, MD 20850

> **Re:** **CurrencyShares Singapore Dollar Trust**
> **CurrencyShares South African Rand Trust**
> **CurrencyShares Hong Kong Dollar Trust**
> **CurrencyShares Russian Ruble Trust**
> **Registration Statements on Form S-1**
> **Filed May 7, 2008**
> **File Nos. 333-150684, 333-150685, 333-150686 and 333-150687**

Dear Mr. Verboncoeur:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Please make corresponding changes to each of the four CurrencyShares filings in
        response to our comments.

2.   Please provide us with a complete copy of any sales material that includes all illustrations and other inserts in the form you expect to distribute to investors. We may have further comment after we receive your materials.

3.   We note that you rely on information from outside sources. Please provide us with the supporting materials used in the preparation of the registration statement. Clearly mark the specific language relied upon in the supporting materials. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Additionally, please provide support for the qualitative and quantitative statements made regarding the four currencies on pages 20 and 21.

4.   Please add a section to provide the disclosure described in Item 401 of Regulation S-K for the directors of your sponsor, Messrs. Verboncoeur, Bonos, and Byrum.

5.   Please add a section to discuss your related party transactions in accordance with Item 404 of Regulation S-K.

Interests on Deposits, page 3

6.   Please revise to define JPM DDA in the South African Rand Trust and the Russian Ruble Trust filings and provide a comparison to the US Prime Rate or another widely used index.

The Singapore Dollar/ USD exchange rate…, page 9

7.   Please quantify the recent volatility in the reference currency.

Glossary of Terms, page 15

8.   Please include a cross-reference to the glossary in the introduction to the summary section.

The Singapore Dollar, page 21

9.   Please advise us why you have not provided historical performance information regarding the performance of the reference currency to the US dollar.

Resignation of the Sponsor; successor sponsor, page 35

10.   Please clarify in this section whether the Sponsor must provide advanced notice of its intent to resign.

Plan of Distribution, page 47

11.   Please disclose that the Initial Purchaser is acting as an underwriter with respect
        to the initial baskets and that any difference between the purchase price and the
        resale price will be deemed underwriting compensation.

Legal Matters, page 49

12.   In this section, you state that Foley& Lardner LLP will be paid an annual fee
        which will be borne by M7 Ventures, LLC.   Please state whether this fee is in
        addition to the legal fees to be paid by the Sponsor. Please clarify whether the
        fees paid by M7 count toward the $100,000 maximum annual legal fees to be paid
        by the Sponsor.

Financial Statements, page F-2

13.   We will continue to monitor your filing for finalized financial statements and a
        final opinion from your independent public accountant.

Exhibits

14.   Please file all required exhibits as promptly as possible.

15.   Please include an up-to-date consent from your independent public accountant.

        As appropriate, please amend your registration statements in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish cover letters with your amendments that key your
responses to our comments and provide any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202)551-3438 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: George T. Simon, Esquire (by facsimile)